John Lawler Chief Financial Officer	World Headquarters One American Road Dearborn, MI 48126
October 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention: Patrick Fullem and Jennifer Angelini

Re:	Ford Motor Company
Form 10-K for Fiscal Year Ended December 31, 2021 (“2021 Form 10-K”)
File No. 001-03950

Dear Mr. Fullem and Ms. Angelini:

The following is in response to the comments set forth in your letter dated September 9, 2022. For ease of reference, each comment is repeated verbatim, with our response immediately following.

Response Dated August 26, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.We note your response to prior comment four and reissue it in part. As requested by our comment, please provide us with quantitative information regarding capital expenditures for climate-related projects for each of the periods covered by your Form 10-K.

Response

As described in more detail in our response to comment 2 below, Ford is addressing its impact on climate change by working to reduce our carbon footprint over time across our vehicles, operations, and supply chain. Moreover, as described in our response to comment 4 below, our expenditures on electrification should not be considered as climate-related alone. Nevertheless, during the 2019 through 2021 period, we invested $3.5 billion in electric vehicles and battery production, including $500 million, $1.1 billion, and $1.9 billion in 2019, 2020, and 2021, respectively. These cumulative investments are expected to increase to over $50 billion by 2026.

With the importance of our transition to electric vehicles to our business and the size of our investments, we included electric vehicle-related expenditures in the “Material Cash Requirements” discussion in the Liquidity and Capital Resources section of our 2021 Form 10-K and subsequent quarterly reports on Form 10-Q and quantified our expected expenditures in this area in the Liquidity and Capital Resources section of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

Ford Motor Company
October 14, 2022

For additional information about climate-related expenditures, please see our response to comment 4 below, including our consideration of whether disclosure of such expenditures was warranted. To the extent we incur or expect to incur additional climate-related expenditures, we will evaluate whether such expenditures are material to our business and evaluate potential disclosures at that time.

2.    We note your response to prior comment five and reissue it in part. Discuss any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response

As noted on page 3 of our 2021 Form 10-K, “Our share is influenced by how our products are perceived by customers in comparison to those offered by other manufacturers based on many factors, including price, quality, styling, reliability, safety, fuel efficiency, functionality, and reputation.” Further, our risk factors in Item 1A of our 2021 Form 10-K address potential reputational harm resulting from our products that produce greenhouse gas emissions:

•Page 21 – The risk factor titled “Ford’s new and existing products, digital and physical services, and mobility services are subject to market acceptance and face significant competition from existing and new entrants in the automotive, mobility, and digital services industries” includes the following: “With increased consumer interconnectedness through the internet, social media, and other media, mere allegations relating to quality, safety, fuel efficiency, corporate social responsibility, or other key attributes can negatively impact our reputation or market acceptance of our products or services, even where such allegations prove to be inaccurate or unfounded.”

•Page 24 – The risk factor titled “Ford and Ford Credit could experience unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, services, perceived environmental impacts, or otherwise” includes the following: “In addition, adverse publicity surrounding an allegation may cause significant reputational harm that could have a significant adverse effect on our sales.”

•Page 25 – The risk factor titled “Ford may need to substantially modify its product plans to comply with safety, emissions, fuel economy, autonomous vehicle, and other regulations” includes the following: “Moreover, a production disruption, stop ship, limited availability of necessary components, e.g., batteries, lower than planned market acceptance of our vehicles, or other intervening events may cause us to modify our product plans, or, in some cases, purchase credits, in order to comply with fuel economy standards, which could have an adverse effect on our financial condition or results of operations and/or cause reputational harm.”

Ford is addressing its impact on climate change aligned with the United Nations Framework Convention on Climate Change (Paris Agreement) by working to reduce our carbon footprint over time across our vehicles, operations, and supply chain. To help avoid the worst impacts of climate change and reduce carbon emissions, among other initiatives, we have previously announced our plans to reach a global electric vehicle run rate of 600,000 by late 2023, more than 2,000,000 by late 2026, and our expectation that 50% of our global vehicle volume will be fully electric by 2030. In addition, we have announced interim emissions targets approved by the Science Based Targets initiative (SBTi), which call for a 76% reduction in Scope 1 and 2 greenhouse gas emissions by 2035 from a 2017 base year, and a 50% reduction in Scope 3 greenhouse gas emissions per vehicle kilometer from use of sold products by 2035 from a 2019 base year. To the extent we are unable to achieve these initiatives or our transition to electrification is slower than expected, it may harm our reputation.

Ford Motor Company
October 14, 2022

For example, we are exposed to reputational risk if we do not reduce vehicle CO2 emissions in line with our targets or in compliance with applicable regulations. Our vehicle fleet CO2 intensity and trends are reported publicly by regulatory agencies, including the U.S. Environmental Protection Agency, the National Highway Traffic Safety Administration, and the European Environment Agency. Customers, investors, non-governmental organizations, and others review this regulatory data as well as our absolute emissions reported to the Carbon Disclosure Project. By looking at the trend in our CO2 performance and comparing it against that of other OEMs, our customers and investors evaluate how well we are progressing on our announced climate goals and aspirations. If the data reflects a poor performance year, our reputation could be impacted, and customers may choose to purchase the products and services of, and investors may choose to invest in, other companies.

Although the internal combustion engine vehicles we develop, produce, and sell emit greenhouse gas emissions, as do our manufacturing processes, we do not believe those factors have had a material impact on our reputation or business generally, nor do we anticipate a material impact in the future. We believe that is the case because, as described above, we are working to address our impact on climate change and believe our reputation has benefited from those initiatives. To date, we have not experienced a significant loss of customers or business partners, e.g., suppliers, lenders, investors, based on the public perception of our business. Nevertheless, we face reputational risk if we are unable to achieve our initiatives on a timely basis, which may impact other parties’, including customers and investors, willingness to engage with Ford. Accordingly, we believe we have adequately described the reputational risks to our business in our current disclosures, including our risk factors; however, we will evaluate how we might enhance disclosures relative to reputational risks in our Annual Report on Form 10-K for the year ending December 31, 2022.

3.    In response to prior comment six, you state that you did not experience any material weather-related damage to your properties or operations. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results. In addition, please address the following:

•Provide us with quantitative information for each of the periods covered by your Form 10-K for weather-related damages to your property or operations;

•Discuss the potential for weather-related impacts that have affected or may affect your customers; and

•Clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for future period insurance cost and describe any weather related impacts on the availability of insurance.

Response

In the Management Discussion and Analysis (“MD&A”) section of our 2021 Form 10-K, we “focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. This includes descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on management's assessment to have a material impact on future operations.” Regulation S-K Item 303(a).

In assessing the materiality of physical effects that may have resulted from climate change, we have considered the impact on our suppliers and our manufacturing, as well as our customers. Weather and natural disasters can impact our suppliers and at times create supply chain inefficiencies causing additional cost as well as impact our own manufacturing. With respect to our customers, in the event a weather-related event disrupts our production and/or the ability to transport vehicles for an extended

Ford Motor Company
October 14, 2022

period of time, it may impact our ability to deliver our vehicles to our dealers, and, in turn, the ability of those dealers to deliver vehicles to retail customers. We believe weather did not have a material impact on sales during the 2019 through 2021 periods. Moreover, weather-related damage to our property did not exceed $100 million in any year during the 2019 through 2021 periods, and, accordingly, we concluded no disclosure was warranted as the impact was not material.

As noted in our prior response and as described above, we have not experienced a material impact from weather-related events; however, we continue to include appropriate risk factor disclosure given the possibility of these occurrences. In preparing our risk factors in our 2021 Form 10-K, we considered the physical effects of climate change and concluded their potential impact on our ability to produce and sell vehicles should be addressed in our “discussion of the material factors that make an investment in [Ford] speculative or risky” pursuant to Regulation S-K Item 105(a). As described in more detail on page 20 of our 2021 Form 10-K in our risk factor titled “Ford’s production, as well as Ford’s suppliers’ production, could be disrupted by labor issues, natural or man-made disasters, financial distress, production difficulties, capacity limitations, or other factors,” a disruption to our production, regardless of the reason, could have a substantial adverse effect on our financial condition or results of operations. Our list of potential causes of such a disruption includes “a natural disaster (including climate-related physical risk),” which could impact our production directly, i.e., at one of our production facilities, or indirectly, i.e., at one of the production facilities in our supply chain. Our conclusion, however, was that Ford faces a material risk from a production disruption, and the cause of such a disruption, whether it is the physical effects of climate change, labor strikes, stay-at-home orders in response to a public health issue, a shortage of components, or other reason, itself is less significant. Accordingly, in light of our evaluation, we believe our existing disclosures on the potential for the physical effects of climate change to affect our operations and results are appropriate.

With respect to insurance costs, the insurance industry adjusts its pricing to account for trends in weather-related catastrophes. In general, costs are shared across the insurance market by insurance purchasers via a risk-pooling concept. Based upon our historical experience and current knowledge, we have no reason to believe the impact of weather-related events on property, operations, or availability or cost of insurance will materially change in future periods.

4.    Your response to prior comment seven indicates that you have not historically separated the compliance costs that are specifically related to climate change from other costs of operating your business, and to do so would be impracticable. Tell us about your compliance costs related to climate change and describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

Response

As discussed above and in our prior response dated August 26, 2022, Ford is planning to invest over $50 billion in electric vehicles and battery production by 2026. Within this planned investment are costs to be incurred during the course of our product development and manufacturing activities. Such activities will not only enable us to comply with various regulatory requirements aimed at reducing greenhouse gas emissions from new motor vehicles and engines, but also allow us to satisfy increasing consumer demand for electric vehicles with features and technology that make our vehicles attractive to customers. Similarly, as we develop internal combustion engine vehicles, our product development and manufacturing processes will continue to take into consideration the environmental performance of such vehicles, including advanced engines and transmissions, better aerodynamics, lower weight, and other efforts to increase fuel economy, among other aspects our customers consider when purchasing a vehicle. Accordingly, within these expenditures, it is not practical to separate compliance costs that are specifically related to climate change from other costs of operating our business to make products that are competitive in our industry.

Ford Motor Company
October 14, 2022

Our Sustainability, Environment and Safety Engineering (“SE&SE”) team is tasked with overseeing the Company’s compliance with safety and environmental regulations, including those that are related to climate change. These compliance activities include, among others, inspecting and maintaining our facilities and equipment, preparing and submitting permit applications and reports, vehicle testing for compliance with regulations (emissions-related and otherwise), meeting with federal, state, and local authorities, and retaining and coordinating with consultants and contractors to do the same. These administrative costs are included in our structural costs. Depending on the nature of the particular item, such costs may be included in our “Cost of Sales” or “Selling, administrative, and other expenses” line items on our income statement. These costs, which include more than climate change-related compliance costs, are well below 1% of either line item. In 2019, 2020, and 2021, our “Cost of sales” was $134.7 billion, $112.8 billion, and $114.7 billion, respectively, and our “Selling, administrative, and other expenses” was $11.2 billion, $10.2 billion, and $11.9 billion, respectively.

Further, many of the projects our SE&SE team oversees, in conjunction with other skill teams within the Company, involve expenditures that benefit the Company in multiple ways such that we are unable to classify those expenses as compliance costs related to climate change. For example, we recently announced a new clean energy agreement with DTE Energy pursuant to which we will soon be able to attribute all of our electricity supply in Michigan to clean energy, a major step toward Ford’s goal to reach carbon neutrality, while also creating jobs and tax revenue in Michigan. This purchase amounts to $70 million annually for 25 years and is cost neutral to Ford. In addition, at many of our assembly plants, we have converted to (or, at the time of construction, incorporated) a three-wet paint process. This process uses less energy and water and reduces carbon dioxide and particulate emissions compared with conventional paint processes, which not only provides environmental benefits and assists with our compliance efforts, but also reduces our operating costs. Further, this process results in more durable paint, i.e., resistance to chipping and scratching, pollutants, and sun exposure, thereby improving the quality of our vehicles. A recent cost for such a conversion is $150 million. Accordingly, even if the entire cost of such a project was both considered a climate change-related compliance cost and expensed in a single period (though, depending on the specific nature of the project, it would likely be depreciated over several periods) such amount is immaterial in light of our total “Costs of sales.”

Similar, smaller scale projects at our facilities that may be more directly-linked to climate change-related initiatives, such as air emission abatement consolidation, paint booth air recirculation and air cascade projects, LED lighting installation, and air control equipment inspections, are generally below $10 million and often hundreds of thousands of dollars.

In preparing our 2021 Form 10-K, we considered the disclosure requirement included in Item 101(c)(2)(i) of Regulation S-K in drafting our disclosures in the “Governmental Standards” section of Item 1 (as well as our risk factor descriptions in Item 1A) and include therein a discussion of the “material effects that compliance with government regulations, including environmental regulations, may have upon [our] capital expenditures, earnings and competitive position.” Several excerpts from our 2021 Form 10-K addressing the impact of compliance with environmental regulations are included below:

•“Compliance with emissions standards, OBD requirements, and related regulations can be challenging and can drive increased product development costs, warranty costs, and vehicle recalls.” (page 7)

•“Compliance with automobile emissions standards depends in part on the widespread availability of high-quality and consistent automotive fuels that the vehicles were designed to use. Legislative, regulatory, and judicial developments related to fuel quality at both the national and state levels could affect vehicle manufacturers’ warranty costs as well as their ability to comply with vehicle emissions standards.” (page 7)

Ford Motor Company
October 14, 2022

•“These medium- and heavy-duty rules, which could entail significant costs and compliance challenges, include complex warranty and recall requirements for some vehicle configurations. Compliance with ZEV rules depends on market conditions as well as the availability of adequate infrastructure to support vehicle charging.” (page 8)

•“In addition, new requirements for tailpipe and non-tailpipe emissions will be included in the upcoming Euro 7 regulation. The costs associated with complying with all of these requirements are significant, and following the EU Commission’s indication of its intent to accelerate emissions rules in its road map publication “EU Green Deal” as well as the EU sustainable mobility action plan, these challenges will continue in European markets, including the United Kingdom.” (page 8)

•“If any federal or state agency imposes and enforces fuel economy and GHG standards that are misaligned with market conditions, Ford would likely be forced to take various actions that could have substantial adverse effects on its sales volumes and results of operations. Such actions likely would include restricting offerings of selected engines and popular options; increasing market support programs for Ford’s most fuel-efficient vehicles; and ultimately curtailing the production and sale of certain vehicles, such as high-performance cars, utilities, and/or full-size light trucks in order to maintain compliance.” (page 10)

•“As the heavy-duty standards increase in stringency, it may become more difficult to comply while continuing to offer a full lineup of heavy-duty trucks.” (page 10)

•“The United Nations developed a technical regulation for passenger car emissions and CO2. This world light duty test procedure (“WLTP”) is focused primarily on better aligning laboratory CO2 and fuel consumption figures with customer-reported figures. The introduction of WLTP in Europe started in September 2017 and requires updates to CO2 labeling, thereby impacting taxes in countries with a CO2 tax scheme as well as CO2 fleet regulations for passenger cars and light commercial vehicles. Costs associated with new or incremental testing for WLTP are significant.” (page 10)

Moreover, as described above, we concluded that other than our investments in electric vehicles, which are only, in part, climate change-related compliance costs, our capital expenditures for environmental control facilities and other climate-related compliance costs (although we believe we have limited costs that are “specifically related to climate change” alone) during the relevant periods were not and were not estimated to be material and, therefore, did not warrant disclosure.

5.    We note your response to prior comment eight and reissue it in part. Please provide the quantitative information requested by our comment for future periods.

Response

We will continue to monitor credit and offset purchases and sales globally. If we have any such transactions in the future that are material, we will disclose them in future filings. For the 2022 through 2024 periods, we currently expect credit purchases will total less than $10 million per year.

* * *

Ford Motor Company
October 14, 2022

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding our responses, please feel free to contact me at (313) 845-9126.

Sincerely,

/s/ John Lawler

John Lawler